Exhibit 99.5

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Roberts, certify that:

1.	I have reviewed this annual report on Form 40-F of Penn West Petroleum Ltd.; and

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated: September 8, 2016

/s/ David E. Roberts
David E. Roberts
President and Chief Executive Officer